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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of             )
Exelon Corporation           )
                             )            File No. 70-9645
(Public Utility Holding      )
Company Act of 1935)         )


                           CERTIFICATE OF NOTIFICATION

         This Certificate of Notification is filed by Exelon Corporation ("Exelon"), a Pennsylvania Corporation, in connection with the following transactions proposed in Exelon's Form U-1, as amended (the "Application-Declaration"), and authorized by Order of the Securities and Exchange Commission (the "Commission") dated October 19, 2000 as supplemented October 20, 2000 (the "Order"), in this file (Release No. 35-70-9645). This Certificate of Notification amends and supplements the Certificate of Notification filed by Exelon on October 26, 2000 and certifies that Exelon has completed various transactions (the "Restructurings") as set forth in the Application-Declaration. Capitalized terms used herein without definition have the meaning ascribed to them in the Application-Declaration or the Amended and Restated Agreement and Plan of Exchange and Merger between Unicom Corporation ("Unicom") and PECO Energy Company ("PECO")(the "Merger Agreement"). Exelon Corporation hereby certifies pursuant to Rule 24:

         a. That Exelon has created Genco as the holder of the generating assets of ComEd and PECO,

         b. that Exelon has created Exelon Energy Delivery Company as a holding company for ComEd and PECO and their subsidiaries,

         c. that Exelon has created Exelon Ventures Company as a holding company for Genco and Exelon Enterprises Company LLC ("Enterprises"),

         d. that the Conowingo Companies are direct and indirect subsidiaries of Genco, and

         e. that Exelon has created Enterprises which holds certain non-utility subsidiaries of Exelon.

         Attached hereto as Exhibits F-2.1 and F-2.2 we are filing the past-tense opinion of counsel to Exelon to the Application-Declaration.

            SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     Exelon Corporation

                                                     By:/s/ Ruth Ann M. Gillis
                                                        ------------------------
                                                        Ruth Ann M. Gillis
                                                        Senior Vice President

Dated: June 3, 2002